Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on March 11, 2025

BEIJING, China, March 12, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the fourth quarter, we demonstrated both professionalism and speed in our news coverage. Our original content and IP continued to innovate, our events showcased our social responsibility, and our efforts in commercialization also made progress. These achievements have strengthened our media influence and laid a solid foundation for our future development.”

Fourth Quarter 2024 Financial Results

REVENUES

Total revenues in the fourth quarter of 2024 increased by 3.0% to RMB218.1 million (US$29.9 million) from RMB211.8 million in the same period of 2023, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the fourth quarter of 2024 decreased by 4.1% to RMB189.0 million (US$25.9 million) from RMB197.0 million in the same period of 2023.

Paid services revenues in the fourth quarter of 2024 increased by 96.6% to RMB29.1 million (US$4.0 million) from RMB14.8 million in the same period of 2023. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the fourth quarter of 2024 increased by 239.4% to RMB24.1 million (US$3.3 million) from RMB7.1 million in the same period of 2023, driven by revenues generated from the Company's new digital reading services offered through mini-programs on third-party applications in the fourth quarter of 2024. Revenues from E-commerce and others in the fourth quarter of 2024 decreased by 35.1% to RMB5.0 million (US$0.7 million) from RMB7.7 million in the same period of 2023, as the Company scaled down its E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the fourth quarter of 2024 increased by 0.5% to RMB121.1 million (US$16.6 million) from RMB120.5 million in the same period of 2023.

Gross profit in the fourth quarter of 2024 increased by 6.2% to RMB97.0 million (US$13.3 million) from RMB91.3 million in the same period of 2023. Gross margin in the fourth quarter of 2024 was 44.5%, as compared to 43.1% in the same period of 2023.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2024, which excluded share-based compensation, increased to 44.5% from 43.1% in the same period of 2023.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses in the fourth quarter of 2024 increased by 32.0% to RMB90.3 million (US$12.4 million) from RMB68.4 million in the same period of 2023. This increase was primarily due to higher sales and marketing expenses incurred for the new digital reading services offered through mini-programs.

Income from operations in the fourth quarter of 2024 was RMB6.7 million (US$0.9 million), compared to income from operations of RMB22.9 million in the same period of 2023. Operating margin in the fourth quarter of 2024 was 3.1%, compared to 10.8% in the same period of 2023.

Non-GAAP income from operations in the fourth quarter of 2024, which excluded share-based compensation, was RMB6.8 million (US$0.9 million), compared to non-GAAP income from operations of RMB23.1 million in the same period of 2023. Non-GAAP operating margin in the fourth quarter of 2024, which excluded share-based compensation, was 3.1%, compared to 10.9% in the same period of 2023.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other loss in the fourth quarter of 2024 was RMB4.9 million (US$0.7 million), compared to total net other income of RMB2.0 million in the same period of 2023, which mainly consisted of the following items:

•
Net interest income in the fourth quarter of 2024 was RMB8.5 million (US$1.2 million), compared to RMB7.6 million in the same period of 2023.

•
Foreign currency exchange loss in the fourth quarter of 2024 was RMB3.4 million (US$0.5 million), compared to a foreign currency exchange gain of RMB2.1 million in the same period of 2023.
•
Loss from equity method investments,including impairment was RMB9.9 million (US$1.4 million) in the fourth quarter of 2024, compared to loss from equity method investments, including impairment of RMB10.8 million in the same period of 2023, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships accounted for under the equity method.

•
Others, net, in the fourth quarter of 2024 was a gain of RMB1.6 million (US$0.2 million), compared to a gain of RMB3.7 million in the same period of 2023.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the fourth quarter of 2024 was RMB3.6 million (US$0.5 million), compared to net income attributable to Phoenix New Media Limited of RMB8.1 million in the same period of 2023. Net margin in the fourth quarter of 2024 was negative 1.6%, compared to positive 3.8% in the same period of 2023. Net loss per basic and diluted ordinary share in the fourth quarter of 2024 were both RMB0.01 (US$0.00), compared to net income per basic and diluted ordinary share of RMB0.01 in the same period of 2023.

Non-GAAP net income attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, was RMB8.1 million (US$1.1 million) in the fourth quarter of 2024, compared to RMB19.6 million in the same period of 2023. Non-GAAP net margin in the fourth quarter of 2024 was 3.7%, compared to 9.3% in the same period of 2023. Non-GAAP net income per basic and diluted ADS in the fourth quarter of 2024 were both RMB0.67 (US$0.09), compared to RMB1.62 in the same period of 2023. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the fourth quarter of 2024, the Company’s weighted average number of ADSs used in the computation of basic and diluted net income or loss per ADS was 12,010,776. As of December 31, 2024, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

Full Year 2024 Financial Results

REVENUES

Total revenues in 2024 increased by 1.7% to RMB703.7 million (US$96.4 million) from RMB692.0 million in 2023.

Net advertising revenues in 2024 increased by 1.8% to RMB630.6 million (US$86.4 million) from RMB619.3 million in 2023.

Paid services revenues in 2024 increased by 0.6% to RMB73.1 million (US$10.0 million) from RMB72.7 million in 2023.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in 2024 decreased by 6.3% to RMB435.0 million (US$59.6 million) from RMB464.1 million in 2023, as a result of the Company’s strict cost control measures.

Gross profit in 2024 increased by 17.9% to RMB268.7 million (US$36.8 million) from RMB227.9 million in 2023. Gross margin in 2024 increased to 38.2% from 32.9% in 2023, mainly due to the Company’s effective cost control measures.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expense in 2024 decreased by 5.7% to RMB333.4 million (US$45.7 million) from RMB353.6 million in 2023, primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2024, partially off-set by the increase in promotion and advertising expenses incurred for the new digital reading services offered through mini-programs in the fourth quarter of 2024.

Loss from operations in 2024 was RMB64.7 million (US$8.9 million), compared to RMB125.7 million in 2023. Operating margin in 2024 was negative 9.2%, compared to negative 18.2% in 2023.

Non-GAAP loss from operations in 2024, which excluded share-based compensation, was RMB63.2 million (US$8.7 million), compared to RMB122.0 million in 2023. Non-GAAP operating margin in 2024, which excluded share-based compensation, was negative 9.0%, compared to negative 17.6% in 2023.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to the Company in 2024 was RMB53.6 million (US$7.3 million), compared to net loss attributable to the Company of RMB102.5 million in 2023. Net margin in 2024 was negative 7.6%, compared to negative 14.8% in 2023. Net loss per basic and diluted ordinary share in 2024 were both RMB0.09 (US$0.01), compared to net loss per basic and diluted ordinary share of RMB0.18 in 2023.

Non-GAAP net loss attributable to the Company in the fiscal year of 2024, which excluded share-based compensation, income or loss from equity method investments, including impairment and fair value changes in investments, net, was RMB36.7 million (US$5.0 million), compared to non-GAAP net loss attributable to the Company of RMB87.2 million in 2023. Non-GAAP net margin in the fiscal year of 2024 was negative 5.2%, compared to negative 12.6% in 2023. Non-GAAP net loss per basic and diluted ADS in 2024 were both RMB3.05 (US$0.42), compared to non-GAAP net loss per basic and diluted ADS of RMB7.19 in 2023.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2024, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.05 billion (US$143.3 million).

Business Outlook

For the first quarter of 2025, the Company expects its total revenues to be between RMB147.1 million and RMB162.1 million; net advertising revenues are expected to be between RMB112.1 million and RMB122.1 million; and paid services revenues are expected to be between RMB35.0 million and RMB40.0 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on March 11, 2025 (March 12, 2025 at 9:30 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2024 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI9a77654f39ea44bcb7273620c29bd7bc). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per basic and diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of basic and diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	527,407	607,579	83,238
Term deposits and short term investments	558,765	428,343	58,683
Restricted cash	7,049	9,761	1,337
Accounts receivable, net	293,854	326,795	44,770
Amounts due from related parties	57,445	76,404	10,467
Prepayment and other current assets	34,108	25,470	3,490
Total current assets	1,478,628	1,474,352	201,985
Non-current assets:
Property and equipment, net	7,237	4,440	608
Intangible assets, net	20,050	13,723	1,880
Available-for-sale debt investments	309	313	42
Equity investments, net	101,221	85,436	11,706
Deferred tax assets	70,170	63,258	8,666
Operating lease right-of-use assets, net	67,950	56,791	7,780
Other non-current assets	13,179	13,614	1,866
Total non-current assets	280,116	237,575	32,548
Total assets	1,758,744	1,711,927	234,533
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	122,133	144,670	19,820
Amounts due to related parties	22,170	24,327	3,333
Advances from customers	34,197	29,104	3,987
Taxes payable	170,479	175,932	24,103
Salary and welfare payable	86,444	86,607	11,865
Accrued expenses and other current liabilities	71,656	65,708	9,002
Operating lease liabilities	19,915	10,972	1,503
Total current liabilities	526,994	537,320	73,613
Non-current liabilities:
Long-term liabilities	18,598	15,497	2,123
Operating lease liabilities	49,529	45,700	6,261
Total non-current liabilities	68,127	61,197	8,384
Total liabilities	595,121	598,517	81,997
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,397
Class B ordinary shares	22,053	22,053	3,021
Additional paid-in capital	1,640,535	1,642,077	224,964
Treasury stock	(655)	(1,480)	(203)
Statutory reserves	99,342	99,124	13,580
Accumulated deficit	(513,365)	(566,701)	(77,638)
Accumulated other comprehensive loss	(40,397)	(37,305)	(5,111)
Total Phoenix New Media Limited shareholders' equity	1,225,012	1,175,267	161,010
Noncontrolling interests	(61,389)	(61,857)	(8,474)
Total shareholders' equity	1,163,623	1,113,410	152,536
Total liabilities and shareholders' equity	1,758,744	1,711,927	234,533

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	196,966	148,345	188,981	25,890	619,260	630,590	86,390
Paid service revenues	14,873	15,933	29,126	3,990	72,760	73,105	10,015
Total revenues	211,839	164,278	218,107	29,880	692,020	703,695	96,405
Cost of revenues	(120,538)	(102,006)	(121,102)	(16,591)	(464,145)	(434,989)	(59,593)
Gross profit	91,301	62,272	97,005	13,289	227,875	268,706	36,812
Operating expenses:
Sales and marketing expenses	(48,932)	(44,226)	(63,539)	(8,705)	(155,939)	(184,239)	(25,241)
General and administrative expenses	(1,157)	(26,689)	(8,545)	(1,171)	(114,974)	(78,436)	(10,746)
Technology and product development expenses	(18,284)	(17,314)	(18,212)	(2,495)	(82,659)	(70,752)	(9,693)
Total operating expenses	(68,373)	(88,229)	(90,296)	(12,371)	(353,572)	(333,427)	(45,680)
Income/(loss) from operations	22,928	(25,957)	6,709	918	(125,697)	(64,721)	(8,868)
Other income/(loss):
Interest income, net	7,597	4,995	8,519	1,167	34,671	32,402	4,439
Foreign currency exchange gain/(loss)	2,123	2,953	(3,411)	(467)	(1,945)	(1,519)	(208)
Loss from equity method investments, including impairment	(10,777)	(248)	(9,852)	(1,350)	(11,125)	(15,964)	(2,187)
Fair value changes in investments, net	(602)	(174)	(1,717)	(235)	(440)	604	83
Others, net	3,667	(658)	1,560	214	8,397	897	123
Income/(loss) before income taxes	24,936	(19,089)	1,808	247	(96,139)	(48,301)	(6,618)
Income tax expense	(17,719)	(551)	(3,793)	(520)	(12,976)	(4,645)	(636)
Net income/(loss)	7,217	(19,640)	(1,985)	(273)	(109,115)	(52,946)	(7,254)
Net loss/(income) attributable to noncontrolling interests	901	1,154	(1,608)	(220)	6,619	(608)	(83)
Net income/(loss) attributable to Phoenix New Media Limited	8,118	(18,486)	(3,593)	(493)	(102,496)	(53,554)	(7,337)
Net income/(loss)	7,217	(19,640)	(1,985)	(273)	(109,115)	(52,946)	(7,254)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(3,829)	(4,945)	6,466	886	5,005	3,092	424
Comprehensive income/(loss)	3,388	(24,585)	4,481	613	(104,110)	(49,854)	(6,830)
Comprehensive loss/(income) attributable to noncontrolling interests	901	1,154	(1,608)	(220)	6,619	(608)	(83)
Comprehensive income/(loss) attributable to Phoenix New Media Limited	4,289	(23,431)	2,873	393	(97,491)	(50,462)	(6,913)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.01	(0.03)	(0.01)	(0.00)	(0.18)	(0.09)	(0.01)
Diluted	0.01	(0.03)	(0.01)	(0.00)	(0.18)	(0.09)	(0.01)
Net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	0.67	(1.54)	(0.30)	(0.04)	(8.45)	(4.46)	(0.61)
Diluted	0.67	(1.54)	(0.30)	(0.04)	(8.45)	(4.46)	(0.61)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	581,997,022	576,517,237	576,517,237	576,517,237	582,241,827	576,786,817	576,786,817
Diluted	581,997,022	576,517,237	576,517,237	576,517,237	582,241,827	576,786,817	576,786,817

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	196,966	148,345	188,981	25,890	619,260	630,590	86,390
Paid services	14,873	15,933	29,126	3,990	72,760	73,105	10,015
Total revenues	211,839	164,278	218,107	29,880	692,020	703,695	96,405
Cost of revenues
Net advertising service	110,274	95,656	114,968	15,751	423,728	404,061	55,356
Paid services	10,264	6,350	6,134	840	40,417	30,928	4,237
Total cost of revenues	120,538	102,006	121,102	16,591	464,145	434,989	59,593
Gross profit
Net advertising service	86,692	52,689	74,013	10,139	195,532	226,529	31,034
Paid services	4,609	9,583	22,992	3,150	32,343	42,177	5,778
Total gross profit	91,301	62,272	97,005	13,289	227,875	268,706	36,812

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	2,598	2,373	4,067	557	12,997	13,160	1,803
Content and operational costs	110,794	93,686	110,197	15,097	420,721	396,013	54,253
Bandwidth costs	7,146	5,947	6,838	937	30,427	25,816	3,537
Total cost of revenues	120,538	102,006	121,102	16,591	464,145	434,989	59,593

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2023				Three Months Ended September 30, 2024				Three Months Ended December 31, 2024
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	91,301	85	(1)	91,386	62,272	27	(1)	62,299	97,005	90	(1)	97,095
Gross margin	43.1%			43.1%	37.9%			37.9%	44.5%			44.5%
Income/(loss) from operations	22,928	132	(1)	23,060	(25,957)	33	(1)	(25,924)	6,709	94	(1)	6,803
Operating margin	10.8%			10.9%	(15.8)%			(15.8)%	3.1%			3.1%
		132	(1)			33	(1)			94	(1)
		10,777	(2)			248	(2)			9,852	(2)
		602	(3)			174	(3)			1,717	(3)
Net income/(loss) attributable to Phoenix New Media Limited	8,118	11,511		19,629	(18,486)	455		(18,031)	(3,593)	11,663		8,070
Net margin	3.8%			9.3%	(11.3)%			(11.0)%	(1.6)%			3.7%
Net income/(loss) per ADS-basic and diluted	0.67			1.62	(1.54)			(1.50)	(0.30)			0.67
Weighted average number of ADSs used in computing basic and diluted net income/(loss) per ADS	12,124,938			12,124,938	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2023				Twelve Months Ended December 31, 2024

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	227,875	1,737	(1)	229,612	268,706	798	(1)	269,504
Gross margin	32.9%			33.2%	38.2%			38.3%
Loss from operations	(125,697)	3,713	(1)	(121,984)	(64,721)	1,542	(1)	(63,179)
Operating margin	(18.2)%			(17.6)%	(9.2)%			(9.0)%
		3,713	(1)			1,542	(1)
		11,125	(2)			15,964	(2)
		440	(3)			(604)	(3)
Net loss attributable to Phoenix New Media Limited	(102,496)	15,278		(87,218)	(53,554)	16,902		(36,652)
Net margin	(14.8)%			(12.6)%	(7.6)%			(5.2)%
Net loss per ADS-diluted	(8.45)			(7.19)	(4.46)			(3.05)
Weighted average number of ADSs used in computing diluted net loss per ADS	12,130,038			12,130,038	12,016,392			12,016,392

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net